NeoStem, Inc.
420 Lexington Avenue, Suite 450
New York, New York 10170

November 3, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.W.
Washington, D.C. 20549

Attention:     Mr. Zafar Hassan

Re:                             NeoStem, Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-137045)

Ladies and Gentlemen:

The Company hereby requests, pursuant to Rule 461 under the Securities Act of 1933, that the Securities and Exchange Commission (the “Commission”) take appropriate action to make the above-referenced Registration Statement effective at 1:00 p.m. (Washington, DC time) on Monday, November 6, 2006 or as soon thereafter as practicable.

In connection with this request, the Company hereby acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

NEOSTEM, INC.

By:	/s/ ROBIN L. SMITH
Robin L. Smith
Chairman of the Board and Chief Executive Officer